Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of the financial condition and results of operations of the Company in conjunction with the unaudited condensed consolidated financial statements of the Company for the six months ended June 30, 2026 and the related notes included elsewhere with this report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors detailed in our filings with the U.S. Securities and Exchange Commission (the “SEC”).

Unless the context otherwise requires, all references in this section to the “Company,” “we,” “us,” and “our” refer to MKDWELL Tech Inc. and its consolidated subsidiaries.

Business Overview

Through the operating subsidiaries, we are a manufacturer and supplier of automotive electronics for passenger cars, modified commercial vehicles, camper vans and logistics vehicles. Our business coverage extends from research and development, design, and production to sales of automotive electronic products. Our main products are intelligent camper vans control systems, LiDAR sensors, intelligent container control systems for logistics vehicles, vehicle seat control system, and we provide customers with ODM and OEM customized services. We design, manufacture and supply our products to our customers through our design center located in Hsinchu Science Park, Taiwan and our manufacturing plant in Jiaxing Science and Technology City, Jiaxing City, Zhejiang Province, China. Our customers are mainly based in Mainland China and Taiwan.

Major Factors Affecting Our Results of Operations

Market demand and supply

The automotive industry market we are in is continuing to incorporate electronics into motor vehicles. From traditional automotive electronics, gasoline-electric hybrid vehicles to new energy vehicles, most automotives these days are inseparable from automotive electronics. For both new automotives or current in-use automotives, both the pre-installation market and the after-market can offer immense market opportunities and development potential. However, the competition in the automotive electronics industry has intensified, with the emergence of homogeneous suppliers and the participation of automobile factory joint ventures. Chip supply and component shortages have also disrupted the global supply chain and cost of raw materials has risen to cause great difficulty in satisfying the demand for automotive products. Our sales performance may thus be affected due to the above-mentioned trends.

While supply chains relating to certain industries, especially the semiconductor and chip-making sector, have been disrupted in recent years due to the COVID pandemic and the Russo-Ukraine war, MKD has not been directly affected by supply chain disruptions brought about by such factors, or by the restrictions under the Uyghur Forced Labor Prevention Act. MKD’s operations do not require industrial input from Russian, Ukraine or Uyghur suppliers. MKD has not experienced significant supply chain disruptions that have materially affected its business operations in the past two years and does not expect any such disruptions in the short term. Nevertheless, MKD’s management believes that if such disruptions do arise in the future, especially as it pertains to the supply of integrated circuits, passive components and metals, which are used in MKD’s production processes, such developments may have a material adverse impact on MKD’s operations. As such, MKD is mindful of the need to mitigate the impact of any such disruptions, including to maintain a wide network of current and potential suppliers to whom MKD can look to in the event alternative sources are required.

Our ability to attract and retain customers

We use product innovation technology and application scenarios to attract and retain customers. Hence, if we no longer invest in the research and development of innovative technologies and broad product application scenarios, this may lead to decline in the attractiveness of our products and the loss of customers, which will result in a decline of sale performance and profits. Therefore, continuous and diversified product innovation, technology research and development and diversification of product applications are important key factors for attracting and retaining customers.

We rely on regular new product releases and technical exchanges with customers so that customers can continue to understand our innovation capabilities. If we are unable to communicate with customers regularly and continuously on product technologies and product releases, this may lead to a drop in confidence in MKD’s technical capabilities, which may result in customer loss and a decline in sales and profits.

Pricing of our products and services

Our products are used in automotive electronics, smart campers, smart logistics systems and ODM/OEM services, and our business performance may be affected by various factors across these different fields. Our automotive electronics and intelligent campers business may be affected by the following factors.

●	We may be affected by the long development cycle of new cars, the failure of new automotive development or the poor sales of new cars, resulting in a waste of resources used in product development and manufacturing.
●	We may be harmed by malicious price competition by competitors.
●	Asymmetric competition of client subsidiaries, such as using connected transactions to gain competitive advantages, may result in unfair competition against us.
●	The raw materials of automotive electronics may run out of stock or experience a price increase.
●	Customer requests and specification changes may lead to product design problems and delayed deliveries, leading to lost business.

Our intelligent logistics systems business may be affected by the following factors:

●	The product planned by the customer may not be as well received by the market as anticipated.
●	Market saturation may prevent revenue growth.
●	Customers may request price reductions so substantial that the product cannot be supplied profitably or at all.

Our ODM/OEM services business may be affected by the following factors:

●	The customer may not have conducted sufficient research and development or may not have done so according to plan, resulting in increased supply and costs.
●	The supplier designated by the customer to be used by us may be unable to deliver quality products on time and effectively.
●	Customers’ relocation of production base due to prices, tariffs, and transportation logistics may affect the demand for our products.
●	Problems and issues with customers’ marketing plans may result in lower-than-expected sales.

Production Capacity

We have our own production and manufacturing facilities in Jiaxing City, Zhejiang Province, China, with an approximate 15,000 square meter production space, and we possess standardized full-process electronic production automation equipment. However, the following factors may affect our sales:

●	Our production space is limited. If the quantity of orders exceeds the maximum output capacity of the factory, this may lead to delivery and delivery problems, as the production scale cannot meet customer needs.
●	Insufficient production technology and production equipment may result in output being unable to meet demand.
●	Problems with the recruitment, training and quality of production workers may lead to problems with lengthy production schedules and production costs.
●	Cost increases caused by parts shortages, production yield and quality issues may affect our financial performance.

Technology Development

Technology development and the development of innovative technology products rely heavily on experienced talents in all aspects, including management, market planning, R&D and other areas. Under certain circumstances, technology development problems may arise and affect operating income.

●	Problems may arise in talent recruitment, training and management related to R&D technology.
●	Due to political factors, chip factories may be banned from technology licensing and export, resulting in the inability to effectively improve existing technology.
●	The development of advanced technologies by universities and academic institutions may be hampered by factors such as technology transfer restrictions, technology reliability issues, and technology licensing restrictions.
●	Other policy or economic issue may result in difficulties in hiring and retaining technical R&D personnel.

Results of operations

Comparison of Results of Operations for the six months ended June 30, 2025 and 2026

The following table sets forth a summary of our unaudited condensed consolidated results of operations for the periods indicated. This information should be read together with our unaudited condensed consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

Revenues

Our revenues consist of (i) sales of manufactured electronic products, (ii) commissioned processing service, (iii) rental income, (iv) technical service and (v) others. Others mainly consist of electricity revenues.

Our breakdown of revenues for the six months ended June 30, 2025 and 2026 are summarized as below:

	For the six months ended June 30,		Change
	2025	2026	Amount	%
	US$	US$	US$
	(Unaudited)
By revenue type
Sales of manufactured electronic products	$1,195,012	$1,182,670	$(12,342)	-1.0%
Commissioned processing service	164,838	204,226	39,388	23.9%
Technical service	-	115,715	115,715	NA
Rental income	2,024	37,093	35,069	1732.7%
Others	3,410	2,205	(1,205)	-35.3%
Total	$1,365,284	$1,541,909	$176,625	12.9%

Our total revenues increased by US$0.18 million, or 12.9% from US$1.37 million for the six months ended June 30, 2025 to US$1.54 million for the six months ended June 30, 2026, primarily attributable to the newly generated technical services revenue, the increase of rental income and the increase of commissioned processing service, partially offset by the decrease of sales of manufactured electronic products and revenues from others.

Revenues from our sales of manufactured electronic products decreased by US$12,342, or 1.0%, from US$1.20 million for the six months ended June 30, 2025 to US$1.18 million for the six months ended June 30, 2026, which was mainly due to the decrease of orders from certain customers.

Revenues from our commissioned processing service increased by US$0.04 million, or 23.9%, from US$0.16 million for the six months ended June 30, 2025 to US$0.20 million for the six months ended June 30, 2026, which was primarily attributable to the increased demand from customers for commissioned processing services.

Revenues from technical services increased from nil for the six months ended June 30, 2025 to US$0.12 million for the six months ended June 30, 2026, which was primarily attributable to the technical service contracts newly entered into with customers during the period.

Rental income increased by US$35 thousand, or 1,732.7%, from US$2 thousand for the six months ended June 30, 2025 to US$37 thousand for the six months ended June 30, 2026, which was mainly due to the new lease agreement signed in March 2026.

Revenues from others decreased by US$1 thousand, or 35.3%, from US$3 thousand for the six months ended June 30, 2025 to US$2 thousand for the six months ended June 30, 2026, which was mainly due to lower electricity revenue as the new lease signed in March 2026 was still within the rent-free period from March 2026 to May 2026, when the tenant was carrying out renovation works and had not yet commenced production and electricity consumption was limited.

Cost of revenues

Cost of revenues consists primarily of (i) purchase of electronic materials, (ii) payroll, (iii) depreciation and other costs related to the business operation, (iv) inventories write-down.

Our cost of revenues increased by US$0.08 million, or 6.6% from US$1.28 million for the six months ended June 30, 2025 to US$1.36 million for the six months ended June 30, 2026, which was primarily attributable to the increase in material, labor and manufacturing overhead costs in line with the overall increase in production and service activities during the period.

Gross profit and gross profit margin

Gross profit represents our revenues less cost of revenues. Gross profit margin represents our gross profit as a percentage of our revenues.

Gross profit increased by US$0.09 million, or 104.8% from US$0.09 million for the six months ended June 30, 2025 to US$0.18 million for the six months ended June 30, 2026, and gross profit margin increased from 6.5% in the first half of 2025 to 11.8% in the first half of 2026, primarily due to the write-off of inventory write-down provisions of US$0.13 million in connection with the sales of long-aged raw materials during the six months ended June 30, 2026.

Selling expenses

Selling expenses primarily consist of: (i) salaries and benefits for sales personnel, (ii)rental and depreciation allocated to selling department, (iii) certain other expenses.

Our selling expenses increased by less than US$0.01 million, or 3.9% from US$0.13 million for the six months ended June 30, 2025 to US$0.13 million for the six months ended June 30, 2026. Our selling expenses, as measured in RMB, decreased slightly during the period; however, due to the appreciation of RMB against the U.S. dollar, the U.S. dollar-equivalent amount of our selling expenses increased upon translation.

General and administrative expenses

General and administrative expenses primarily consist of: (i) share-based compensation expenses ; (ii) professional service fees; (iii) salaries and benefits for general and administrative personnel, (iv) rental and depreciation allocated to general and administrative department, and (v) other corporate expenses.

Our general and administrative expenses increased by US$4.93 million, or 463.7% from US$1.06 million for the six months ended June 30, 2025 to US$6.00 million for the six months ended June 30, 2026, which was primarily attributable to the share-based compensation expenses of US$5.22 million recognized in connection with the 709,740 ordinary shares issued to consultants under the 2026 Equity Incentive Plan in April 2026.

Research and development expenses

Research and development expenses primarily include (i) salaries and benefits for research and development personnel, (ii) material and supplies expenses in relation to research and development activities, (iii) rental and depreciation allocated to the research and development department, (iv) certain other expense.

Our research and development expenses decreased by US$0.03 million, or 8.0% from US$0.38 million for the six months ended June 30, 2025 to US$0.35 million for the six months ended June 30, 2026, which was mainly attributable to the decrease of service fees and material costs for research and development activities.

Interest expenses, net

Interest expenses, net consists of interest expenses for bank borrowings and financing through sales and lease back, and interest income earned on cash deposits in banks.

Our interest expenses, net increased by US$0.01 million, or 6.1% from US$0.23 million for the six months ended June 30, 2025 to US$0.25 million for the six months ended June 30, 2026. The net increase was primarily attributable to the combined effect of (i) a decrease in interest income earned on bank deposits and time deposits, as the time deposits matured during 2026, (ii) a decrease in interest expense resulting from the early repayment of the Convertible Notes in the first half of 2026, and (iii) a decrease in finance lease interest expense resulting from the settlement and restructuring with the lessors in the first half of 2026, partially offset by (iv) higher interest expense on bank borrowings due to an increase in the average outstanding borrowings in the first half of 2026 following bank borrowings drawn in the second half of 2025.

Other income, net

Other income, net consists of government subsidies, foreign currency exchange gain or loss, and others.

Our other income, net increased by US$0.01 million, or 113.7% from other income of US$0.01 million for the six months ended June 30, 2025 to other income of US$0.03 million for the six months ended June 30, 2026, which was primarily attributable to the increase of government subsidies and foreign currency exchange gains.

Taxation

British Virgin Islands (“BVI”)

The Company is incorporated in the BVI. Under the current laws of the BVI, the Company is not subject to income or capital gains taxes. Additionally, dividend payments are not subject to withholdings tax in the BVI.

Samoa

One of our subsidiaries was incorporated in Samoa and, under the current laws of Samoa, is not subject to tax on its income or capital gains. Additionally, dividend payments are not subject to withholdings tax in Samoa.

Mainland China

Generally, our subsidiaries, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%.

Taiwan

We are subject to a tax rate of 20% for entities under R.O.C. Income Tax Law.

Net loss

As a result of the foregoing, our net loss increased by US$4.82 million, or 283.4% from US$1.70 million for the six months ended June 30, 2025 to US$6.52 million for the six months ended June 30, 2026.

GOING CONCERN

The Company’s unaudited condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. The Company incurred net losses of US$1.70 million and US$6.52 million for the six months ended June 30, 2025 and 2026, respectively. As of June 30, 2026, our accumulated deficits were US$22.58 million, with a working capital deficit of US$5.97 million. The Company’s operating results for future periods are subject to numerous uncertainties and it is uncertain if the Company will be able to reduce or eliminate its net losses for the foreseeable future. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

The Company has historically depended on financing from bank, related parties and third-party investors to support its operations. The Company’s future operations are dependent upon equity or debt financing and its ability to generate profits through operations at an indeterminate time in the future. The Company cannot assure that it will be successful in completing an equity or debt financing or in achieving or maintaining profitability in the near term. The Company’s financial statements do not give effect to any adjustments relating to the carrying values and classification of assets and liabilities that would be necessary should the Company be unable to continue as a going concern.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated:

	For the six months ended June 30,		Change
	2025	2026	Amount	%
	US$	US$	US$
	(Unaudited)
Net cash used in operating activities	$(1,343,391)	$(938,861)	$404,530	-30.1%
Net cash used in investing activities	(10,219,975)	(763)	10,219,212	-100.0%
Net cash provided by financing activities	10,816,222	888,195	(9,928,027)	-91.8%
Effect of exchange rate changes	242,256	40,793	(201,463)	-83.2%
Net change in cash and cash equivalents	(504,888)	(10,636)	494,252	-97.9%
Cash and cash equivalents, beginning of the period	593,730	48,888	(544,842)	-91.8%
Cash and cash equivalents, end of the period	$88,842	$38,252	$(50,590)	-56.9%

Operating activities

For the six months ended June 30, 2026, our net cash used in operating activities was US$0.94 million, which was primarily attributable to (i) our net loss of US$6.52 million, partially offset by (ii) an adjustment of added non-cash items of a net amount of US$5.44 million, inclusive of share-based compensation of US$5.22 million, depreciation and amortization and other non-cash items, (iii) a decrease of US$0.15 million in accounts receivables and notes receivables, and (iv) a decrease of US$0.12 million in inventories, and further offset by (v) a decrease of US$0.06 million in accounts payable and (vi) a decrease of US$0.01 million in accrued expenses and other current liabilities.

For the six months ended June 30, 2025, our net cash used in operating activities was US$1.34 million, which was primarily attributable to (i) our net loss of US$1.70 million, (ii) an adjustment of added non-cash items of a net amount of US$0.43 million, inclusive of depreciation and amortization and other non-cash items, (iii) a decrease of US$0.49 million in accrued expenses and other current liabilities due to the paying remaining amount of payroll and welfare payable, VAT payable and other miscellaneous items, (iv) an increase of US$0.22 million in accounts receivables and notes receivables due to an increase of sales of manufactured electronic products, and offset by (v) an increase of US$0.23 million in accounts payable, primarily due to the combined effect of the Company’s higher purchase volumes and payments not yet falling due and (vi) a decrease of US$0.37 million in prepaid expenses and other current assets, primarily due to the collection of a loan to a shareholder holding less than 5% of the Company’s ordinary shares on December 10, 2024.

Investing activities

For the six months ended June 30, 2026, our net cash used in investing activities was US$763, which was primarily attributable to the purchase of property, plant and equipment.

For the six months ended June 30, 2025, our net cash used in investing activities was US$10.22 million, which was primarily attributable to the purchase of Time deposit.

Financing activities

For the six months ended June 30, 2026, our net cash provided by financing activities was US$0.89 million, primarily consisting of net proceeds of US$1.09 million from borrowings from related parties, partially offset by repayments of financing sale and leaseback of US$0.18 million, repayments of long-term bank borrowings of US$0.01 million and repayments of borrowings from third parties of US$0.01 million.

For the six months ended June 30, 2025, our net cash provided by financing activities was US$10.82 million, primarily consisting of issuance of ordinary shares for private placement of US$10.00 million and net proceeds of US$1.03 million from borrowings from related parties.

Capital expenditures

Our capital expenditures are primarily incurred for the purchase of property, equipment and software. Our capital expenditures were US$0.03 million and US$763 for the six months ended June 30, 2025 and 2026, respectively. We intend to fund our future capital expenditures with our existing cash balance and proceeds from this offering. We will continue to incur capital expenditures as needed to meet the expected growth of our business.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations and guarantees as of June 30, 2026.

Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of June 30, 2026. The amounts are gross and undiscounted.

	Payment Due by Period
	Total	Less than 1 year	1-3 years	Over 3 years
Bank borrowing	$6,684,753	2,992,242	565,148	3,127,363
Payments of leaseback	520,232	520,232	-	-
Operating lease commitments	283,282	62,952	125,903	94,427
Related party loans	3,834,503	3,834,503	-	-
Loans from third parties	29,476	29,476	-	-
Total	$11,352,247	7,439,405	691,051	3,221,790

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations and guarantees as of June 30, 2026.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interests in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Inflation

Inflation affects us by generally increasing the PRC operating entities’ cost of labor and costs of inventories, the way it does to all labor and costs of inventories. However, we do not anticipate that inflation will materially affect our business in the foreseeable future.

Seasonality

We believe our operation and sales do not experience seasonality.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with U.S. GAAP requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, the reported amounts of revenue and expenses during the reporting period, and the related disclosures in the consolidated financial statements and accompanying footnotes. Out of our significant accounting policies, included elsewhere in this registration statement, certain accounting estimates are deemed “critical,” as they require management’s highest degree of judgment, estimates and assumptions, including (i) Allowance for credit loss; (ii) Net realizable value of inventory; and (iii) Impairment of long-lived assets. While management believes their judgments, estimates and assumptions are reasonable, they are based on information presently available and actual results may differ significantly from those estimates under different assumptions and conditions. We believe that the following critical accounting estimates involve the most significant judgments used in the preparation of our financial statements.

Allowance for credit loss

On January 1, 2023, we adopted ASC 326 Financial Instruments – Credit Losses (“ASC 326”) using the modified retrospective approach through a cumulative-effect adjustment to accumulated deficit. Upon adoption, we changed its impairment model to utilize a current expected credit losses model in place of the incurred loss methodology for financial instruments measured at amortized cost. We had not recorded an adjustment to the opening accumulated deficit as of January 1, 2023 due to immaterial cumulative impact of adopting ASC 326.

Account receivables are stated net of provision of credit losses. We have developed our CECL model based on historical experience, the age of the accounts receivable balances, credit quality of our customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect our ability to collect from customers. These key inputs to our CECL model are inherently uncertain—historical collection trends may not predict future payment behavior, especially during economic disruptions, and assessments of customer financial status and future economic conditions involve subjective judgment. Changes in these estimates directly affect the provision for credit losses in the income statement and the net carrying value of accounts receivable on the balance sheet.

The Company recorded a credit loss of US$0.032 million and US$0.003 million for the six months ended June 30, 2025 and 2026, respectively. No credit loss provision was written off for the six months ended June 30, 2025 and 2026. For the six months ended June 30, 2026, a 10% increase in our estimate of the allowance for credit loss related to accounts receivable would increase our pre-tax loss by approximately 0.1%.

Net realizable value of inventory

Inventories, net primarily consisting of raw materials, work-in-process, semi-finished products and finished goods, are stated at the lower of cost or net realizable value(“NRV”). NRV is estimated as the expected selling price in the ordinary course of business less predictable disposal and transportation costs, and we record write-downs for slow-moving or damaged inventory based on estimates of historical and forecasted consumer demand. Estimation uncertainties here include volatility in expected selling prices due to market and competitive pressures, uncertainty in predicting slow-moving or obsolete inventory related to product lifecycles and changing demand, and fluctuations in disposal and transportation costs. These write-downs increase cost of goods sold, reducing gross profit, while also lowering the carrying value of inventory on the balance sheet.

For the six months ended June 30, 2025, we recorded inventory write-downs of US$38,934. For the six months ended June 30, 2026, we wrote off inventory write-down provisions of US$134,643 in connection with the sales of long-aged raw materials, which reduced our cost of revenues. For the six months ended June 30, 2026, a 10% increase in the amount of inventory write-down provisions written off would increase our gross profit and reduce our pre-tax loss by approximately 0.2%.

Impairment of long-lived assets

We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, we measure impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows. Uncertainties associated with this estimate include subjective judgment in identifying triggering events (e.g., market declines, technological obsolescence), variability in estimates of future cash flows based on revenue and cost forecasts, and subjectivity in determining fair value through discount rates and growth rate assumptions.

No impairments of long-lived assets were recognized as of December 31, 2025 and June 30, 2026, but future adverse changes in circumstances could result in material non-cash impairment losses that reduce pre-tax income and the carrying value of non-current assets on the balance sheet.